UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 30 March, 2011

ASX & MEDIA RELEASE
31 MARCH, 2011

MARSHALL EDWARDS TO REPORT NEW DATA ON MITOCHONDRIAL INHIBITOR PROGRAM AT AMERICAN ASSOCIATION FOR CANCER RESEARCH ANNUAL MEETING

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

San Diego – 29 March, 2011 – Marshall Edwards, Inc.(Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that an abstract highlighting the Company’s mitochondrial inhibitor program has been accepted for a late-breaking poster presentation at the American Association for Cancer Research (AACR) Annual Meeting on Monday, 4 April, 2011 at 1:00 p.m. EDT at the Orange County Convention Center in Orlando.

Ayesha Alvero, MD, Department of Obstetrics, Gynecology, and Reproductive Sciences at Yale University School of Medicine, will present new laboratory data demonstrating the ability of NV-128, Marshall Edwards’ first-generation investigational compound, to significantly depress mitochondrial function and induce cell death in chemotherapy-resistant ovarian cancer stem cells.  This cell death results from the activation of two independent pathways: 1) AMPKα1 leading to the inhibition of mTOR1 and mTOR2 and the induction of autophagy; and 2) mitochondrial MEK/ERK leading to mitochondrial depolarization.  These data suggest that the simultaneous activation of these pathways appears to be a potent stimulus to induce cell death in a chemo-resistant ovarian cancer stem cell population identified by researchers at Yale University.

A copy of the poster, entitled “Depression of Mitochondrial Bioenergetics is a Potent Death Stimulus in the Ovarian Cancer Stem Cells,” will be available immediately following Dr Alvero’s presentation at www.marshalledwardsinc.com.

Marshall Edwards has identified a next-generation compound called NV-344 that has demonstrated significantly more activity than NV-128 across a broad range of tumour cells in pre-clinical studies.  The Company is in the process of completing drug manufacturing of NV-344, after which it plans to conduct the necessary studies required to initiate clinical trials later this year.

About Marshall Edwards

Marshall Edwards, Inc. is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The Company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes lead drug candidate NV-143.  The second is a mitochondrial inhibitor program that includes NV-128 and its next-generation candidate NV-344.  Both programs are expected to advance into the clinic in 2011.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen has a consumer healthcare business, conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.